INDEPENDENT AUDITOR'S REPORT
To the Audit Committee of the Board of
Directors/Trustees of
American Gas Index Fund, Inc.

We have examined management's assertion about
American Gas Index Fund, Inc.'s (the Fund) compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the "Act") as of March 15,
2002, included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of
1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March
15, 2002, and with respect to agreement of security purchases and sales, for the period from January 15, 2002 (the date of our last examination) through March 15, 2002:

?Confirmation of all securities held by FBR
National Bank and Trust, formerly Rushmore Trust and Savings, FSB (the "Bank") in book entry form for the account of the Fund;

?Confirmation from the Bank that the securities held for the account of the Fund were held for the account of the Bank by the Mellon Bank N.A
("Mellon"), as agent for the Bank;

?Confirmation with Mellon of all securities held by Mellon in book entry form for the account of the Bank;

?Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

?Reconciliation of all such securities to the books and records of the Bank and the Fund;

?Agreement of selected security purchases and security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that American Gas Index Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of March 15, 2002 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the
information and use of management of American
Gas Index Fund, Inc., the Audit Committee of the
Board of Directors/Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
New York, New York
April 24, 2002


Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

We, as members of management of American Gas
Index Fund, Inc. (the Fund), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2002 and from March 15, 2002 (the date of Deloitte & Touche
LLP's last examination) through March 31, 2002.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31,
2002 and from March 15, 2001 (the date of
Deloitte & Touche LLP's last examination) through March 31, 2002 with respect to securities reflected in the investment accounts of the American Gas Index Fund, Inc.


Webb C. Hayes IV
Chairman of the Board

Edward J. Karpowicz
Controller